

09058711

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC
115

SEC FILE NUMBER
8-48093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPP CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
330 MADISON AVENUE, 28th FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY LAZARUS **(212) 455-4515**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

OATH OR AFFIRMATION

I, AMY LAZARUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPP CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4998882
Qualified in Westchester County
Commission Expires July 6, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
SPP Capital Partners, LLC

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC (a limited liability company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

February 13, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,443,435
Fees receivable		283,674
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $782,406		14,472
Other assets		89,724
TOTAL ASSETS	$	1,831,305

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	161,554
Deferred rent		35,832
Subordinated borrowings		1,100,000
Total liabilities		1,297,386
Commitments and contingencies (Note 8)		
Member's equity		533,919
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,931,305

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Corporate finance fees on private placements or securities underwritings are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements.

Cash and cash equivalents
The Company classifies cash held in a certificate of deposit account as a cash equivalent.

Fees receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2008, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred rent

The Company has a long-term operating lease under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2008:

Furniture and fixtures	$	357,036
Computer equipment		105,105
Leasehold improvements		334,737
		796,878
Less: accumulated depreciation and amortization		(782,406)
Furniture, equipment and leasehold improvements, net	$	14,472

NOTE 4. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. An extension of the maturity date of the loan to October 6, 2015, was approved in January 2008 by the Parent and FINRA.

The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan. Employees vest in the employer's contribution over a three-year period after the first year of service.

The Company has a nonqualified additional compensation program that applies to the four key employees with employment agreements with the Company. The employees receive contributions under this plan when they are limited by Internal Revenue Code Section 401(a)17 or 415(c). Any such additional compensation is paid on a quarterly basis and is treated as current compensation for tax purposes.

NOTE 6. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus.

NOTE 7. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state and local income taxes. Rather, for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. The accrual for income taxes reflected in the accompanying statement of financial condition represents the Company's allocable share of the Parent's consolidated tax liability for the New York City unincorporated business tax.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has an operating lease expiring on September 30, 2010, for its office space in New York City. The Company also has a two-year lease expiring in January 2009 for its facilities in New Jersey. Approximate minimum annual payments are as follows:

Year ending December 31:	Amount
2009	$ 416,000
2010	313,000
	$ 729,000

The Company's New York City lease contains provisions for increased base rent over the life of the lease.

Employment agreements

The Company has entered into employment agreements with four key employees that expire on December 31, 2015. These agreements provide for (1) annual base salaries, (2) additional compensation intended to provide for incremental personal income taxes paid by the employees due to their membership in the Company, and (3) annual bonuses, which include a base bonus, a supplemental bonus and incentive bonus, all defined in the employment agreements.

Revolving credit facility

The Parent has a revolving credit facility with a group of lenders that can be used to provide the Company with subordinated financing up to an additional $1,535,000 at December 31, 2008. The facility has a maturity date of October 6, 2015. Any borrowings made under this line of credit bear interest at the prime rate plus 2% per annum.

At December 31, 2008, $136,503 of this facility was assigned as a security deposit under the lease described above. Interest on the revolving credit facility for the year ended December 31, 2008, was $6,586.

Contingencies

In the normal course of business, the Company may be a party to litigation and various regulatory matters. As of December 31, 2008, there were no such matters in which the Company was involved.

NOTE 9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

NOTE 10. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-l"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of approximately $1,256,000, which was $1,156,000 in excess of the required minimum of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .16 to 1 at December 31, 2008.